EX-99.77M MERGERS

SUB-ITEM 77M: Mergers

The SiM Dynamic Allocation Balanced Income Fund (“Balanced Income Fund”) and the SiM Dynamic Allocation Equity Income Fund (“Equity Income Fund”) are each a series of Advisors Series Trust, which is registered under the Investment Company Act of 1940, as amended.

On June 12, 2012, the Board of Trustees of Advisors Series Trust approved a plan of reorganization (the “Reorganization”) whereby the SiM Dynamic Allocation Balanced Income Fund would merge into the Equity Income Fund.  The reorganization was effective as of the close of business on August 24, 2012.

The reorganization of the Balanced Income Fund into the Equity Income Fund was a tax-free reorganization.  As a tax-free reorganization, the unrealized appreciation on the securities on the date of the reorganization was treated as a non-taxable event, thus the cost basis of the securities held reflect their historical cost basis as of the date of transfer.